UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 02 March 2017
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Incorporated in the Republic of South Africa)
Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
"Gold Fields" or “the Company”)

APPOINTMENT TO THE BOARD OF DIRECTORS

In terms of paragraph 3.59 (a) of the Listing Requirements of the JSE
Limited, Gold Fields is pleased to announce the appointment of Dr Carmen
Letton as an independent non-executive director to the Board of directors of Gold Fields Limited (the "Board") with effect from 1 May 2017.

Dr Letton holds a PhD Mineral Economics from the University of Queensland and a Bachelor of Engineering (Hon) (Mining) from the West Australian
School of Mines, Kalgoorlie. She is head of open pit mining for Anglo
American. She has over 30 years’ experience in leadership and technical roles, both in the Australian and the international mining environment.

The Board looks forward to welcoming Dr Letton to the Gold Fields Board and believes that her leadership experience and technical expertise will further enhance the Board’s skills composition.

1 March 2017
Sponsor
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 02 March 2017
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer